

Mammalz

The new way to experience nature

The first community-driven content platform for all things nature.


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Ocean Whispers Series: What The Oc...
Charlie Young
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Born from **Passion**



"Our founding team comes from the nature media world. We see how ineffective our industry has been in maintaining the human-nature connection. Now, the disconnect is real, and the health of the natural world - our source of inspiration, resources, and life - is declining rapidly.

The disconnect ends now. Welcome to Mammalz."

Rob Whitehair, Co-founder / CEO, US Navy veteran

Problem: Our Industry is Unaligned



There currently is no way for aspiring content creators to make a living in the nature media industry.



For nature content, there is no community-based platform featuring the interactive tools that younger generations prefer.

Opportunity: Viewing Trends are Shifting


>40% decline
in TV viewing hours
since 2011
Value **influencers**
over **celebrities**
Most-viewed platform
is **YouTube**
Prefer **interactivity**
over **passivity**

Our Solution: **Mammalz**


Create Post
Troy Wright
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Title*
Urban Wildlife Photography In A City Park
Category*
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1. Create
Live
Scuba Diving for the first time | Goa, Bat Island, Arabian Sea
Wayne Rooney, 16:47
please use your inflator more I can't stand seeing you put so much effort
Lindsay Mc, 16:43
I gotta try diving next time!
ImJustRaginx, 16:40
you should go diving in Koh Toa when you are in Thailand.
Lindsay Mc, 16:39
This video makes me miss coron!
Write a comment...
2. Engage
Martin Bailey's Profile
Martin Bailey
I'm a nature and wildlife photographer based in Tokyo. I'm a pioneering Podcaster and blogger, Craft & Vision author, Arcanum more...
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Habitat
3. Support
Notice: App design mockups are for demonstration purposes only and may not reflect the design of the current product version.

This is where the storytelling begins.

Anyone, anywhere can create a free Mammalz account and upload nature content of any type - from photos to live-streams to 360˚/VR.

Engagement is what makes us unique.

With live-streaming and premieres, global audiences can have shared experiences of the natural world in real time and chat directly with content creators.

We're democratizing our industry using our community-tipping model.

Anyone can give tips or subscribe to any other user, allowing our community of nature-lovers to support each other and fund endless content creation.

Business Model: Twitch-Inspired


Recurring
25%
Audience Tipping
50%
Channel Subscriptions


Advertising
Social Advertising
Media Streaming Advertising
Sponsored Content

Audience Tipping tools enable the trading of a Mammalz currency called "seeds". Mammalz charges a 25% fee on all seed purchases. 100 seeds = $1 for recipient, $1.25 for purchaser.

Channel Subscriptions allow users to support specific content creators on a recurring basis. Creators split the $5 monthly fee 50/50 with Mammalz. In return, subscribers get ad-free viewing of the creator's content and exclusive items such as name badges.

Social Advertising is similar to how Facebook advertises, including video, image, collection, carousel, and canvas ads.

Media Streaming Advertising compares to YouTube's advertising, including in-viewer, in-stream, pre-roll, and bumper ads.

Sponsored Content will be made using three-way partnerships between Mammalz, featured content creators, and the sponsor.

Market Potential: 400 Million and Growing


2.5 Billion
Social Media Users Worldwide
600 Million
with Nature as a Top 3 Interest[3]
400 Million
Under the Age of 45

Young people are moving outdoors. Studies show that Millennials and Gen-Zers spend more time outside than previous generations.[4] These younger generations also view their experience in the outdoors differently than older generations: they value connection over conquer, community over going solo, and experience over possessions.[5] Nearly half of all people over 16 participate in wildlife related activities, spending $150 billion annually.[6]

Passionate niches will lead to super users. Within the realm of nature, we're accessing some of the most passionate communities. In the US alone, there are 60 million birders spending $40 billion annually.[7] Worldwide, there are over 20 million snorkelers and divers[8] and 4 million wolf lovers, two examples of groups that are highly active on social media platforms and online discussion forums.

Timeline: Beta to Exit

Sep 2019
Launch Beta, prove hypothesis
Prepare to launch on App Store
1,000 active testers

F&F/Reg CF $400K

July 2020
Official launch on App Store (Apr)
Prove recurring monetization models
3,000 active users

Seed, $3M

Mar 2021
Scale user base to attract Ads
Prove advertising models
500K active users

Series A, $15M

Jan 2022
Innovate new content projects
Amplify gamification
3-4M active users

Series B, $30M

Jan 2023
Become profitable at crit. mass
Exit to strategic partner
10-15M active users

Disclaimer: these are projections and are NOT guaranteed.

Projections: Financial

	2020	2021	2022	2023
Operations	$880K	$10.9M	$50M	$250M
Cost / Goods Sold	$660K	$20.7M	$120M	$400M
Revenue	$40K	$19.2M	$160M	$700M
Net Income	**($1.5M)**	**($12.4M)**	**($10M)**	**50M**
Total Users	*125K*	*2.7M*	*10M*	*40M*

Note: Ad revenue begins 2021 at 500K users. Net profitability begins at ~10 million users.

Disclaimer: these are projections and are NOT guaranteed.

Exit: Two Strategies

Community Value

Disney

NATIONAL GEOGRAPHIC

Niche Platform Value

facebook

Alphabet

amazon

Team: Founders







Rob Whitehair, Co-Founder and CEO

Rob is an award-winning filmmaker and US Navy veteran with over 20 years experience in the nature media industry. For 13 years, he was the co-founder and president of Tree & Sky Media Arts. Rob is known throughout the industry for his innovation, leadership, and ability to take improbable ideas and turn them into reality.



Alexander Finden, Co-Founder and COO

Inspired by the underwater world, Alex is an award-winning filmmaker, divemaster, YouTube and Twitch content editor, and operational guru known for staying calm in the storm. Alex has his finger directly on the pulse of the Millennial and Gen-Z generations.

Team: Business and Marketing



Pam Voth, Head of Marketing Strategy

Pam Voth is an award-winning film producer, a photo safari guide, and a networking superstar. Prior to co-founding a media arts company in 2006, she spent 15 years as a client relations executive managing brand communications for Fortune 100 companies.



Benjamin Rohn, Head of Business Dev.

Raised in Africa and Latin America, Ben served as a Marine Corps officer, studied 5 languages, was awarded an MBA from the University of North Carolina, and has worked in startup and Fortune 500 business development for over a decade.



Stephen Cobb, Head of Data Science

Stephen spent the last eight years traveling the world as a chef, social media strategist, and web data analyst. At Mammalz, he optimizes and analyzes all marketing initiatives, SEO, and user activity while optimizing data storage and collection.



Sabrina Rodriguez, Head of UX

Sabrina is a recent graduate from UC San Diego in Cognitive Science. She heads all social media initiatives at Mammalz and uses her knowledge of UI/UX to improve Mammalz's user retention and brand recognition.

Team: Advisors

Business


Daniel Goodrich
CEO, Virtual Counsel


Keenan McCollom
VC Consultant, NOW CFO


Lory Hefele
Operations Manager, Intel

Community


Ami Vitale
Photojournalist, Nat Geo


Allie MacPherson
Content Partner, Twitch/YouTube


Tim Laman
Filmmaker/Photographer, Nat Geo

Media


Neil Nightingale
Former Head, BBC Natural History


Nate Dappen, PhD
Science Media Filmmaker


Mason Geyser
Manager, Twitch Partner

Science


Diana Six, PhD
Chair, Env. and Cons. Sciences @ UM


Shane Campbell-Staton, PhD
Asst. Professor of Biology @ UCLA


Scott Mills, PhD
VP of Research @ UM

Technology


Dan Singer
Founder/Developer, D.Code


Edison Jimenez
CEO/Developer, Programination


Maria Dyshel
Founder/Tangible AI

Growth Strategy: Community-First

1. Acquire Users

Targeted Social Marketing
Influencer Partnerships
Corporate Partnerships
Exclusive Content Projects

We're taking a creator-first approach to community building by targeting existing talent, partnering with influential companies and organizations, and launching Mammalz-exclusive projects like Adventure Streamers: a live POV exploration of the natural world.

2. Retain Users

Seed Rewards
Gamification
Creator Sponsorships

To accelerate community growth and activity, we will offer the Mammalz currency "seeds" as reward for referrals and exclusive name badges for participation in streams, donations, and other interactive features. We will also offer in-house and third-party sponsorships for content production to reward creators.

3. Monetize

Early Advertiser Program
Super Fan Targeting
New Features
Sponsored Events

In our early stages, we will offer exclusive ad deals to founding company partners. As our community grows, we will help advertisers target super fans, implement new monetizable features like channel subscriptions, and introduce sponsored events like "Save the World", a monthly NGO-targeting donation event.

Growth Strategy: Strategic Partners

Acquisition and Retention

SONY

VIRAL NATION

Scripps Institution of Oceanography UCSD

Discovery Education

The Cornell Lab of Ornithology

Safety and Data Security

audible magic

Kount

Triden Group
Where Security Protects Innovation

twohat SECURITY

Traction: Successes to Date



$400,000
In Investments Secured

Official Launch
Earth Day
April 22nd, 2020

1,200+
Monthly Active Users (MAUs)

January 2019: Mammalz officially closed its first round of funding.

July 2019: Friends and family round allowed for the launch of beta.

March 2020: Wefunder minimum funded our official launch in April.

After 8-months of testing, we have officially launched the web and iOS Mammalz apps to the global public.

Our new development team has dramatically improved all media streaming and user on-boarding.

Without any paid marketing campaigns, we have over 1,200 MAUs from the nature community and the nature media industry on Mammalz.

20%+ of those MAUs are active daily.

Engagement: 9x Above Competitors

Over 1 Hour/Day Average Use Rate

Over 20% of our active users are active daily.

37% Average Post Engagement Rate

(#engagements/#followers at time of posts)

Feedback: From the Community


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Mammalz
Nature for this generation
5.0 ★★★★★
21 Ratings
4+
Age
What's New
Version History
Version 1.0.1
18h ago
Sign up bug fixes, increased post description length, and new (very cute) "empty page" screens.
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Flowing Clouds at Xianggong Mountain, Yangshuo
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30 Views
Tak Lee
It's been an interesting couple of weeks for me, I've been in a creative rut and reflecting a lot on my photography/
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"This level of communication about my content is such a nice change from YouTube. I sincerely appreciate it."

-Ben Zino, The Wild Report

"If you want 100% nature and 0% drama, Mammalz is the social media app for you."

-Mallory Lindsay, Ms. Mallory Adventures

"I think a democratized platform for this kind of content is something that's urgently needed."

-Neil Losin, Biologist/Filmmaker at Day's Edge Productions

Wefunder: Community Ownership

Minimum goal of $100K reached in first month of public launch

Wefunder.com/mammalz

MAMMALZ


Mammalz
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The first community-driven content platform for all things nature.

- 1,000+ nature enthusiasts became active content creators during beta.
- 9x higher content Engagement Rate than our competitors.

CONVERTIBLE NOTE @ $5M VALUATION CAP

Ask: Seed Round

$3 Million

40%
User Acquisition

- Influencer/social marketing
- Paid marketing campaigns
- Industry events
- Adventure Streamers

38%
Company Operations

- Data storage and delivery
- Creator resources/user incentives
- Contracting internal tech team
- Payroll and professional fees
- API licensing
- Rent, office supplies, utilities
- Legal and insurance

22%
Product Development

- Robust data collection architecture
- Android App
- First of **monetization** tools
- User engagement features (i.e. gamification elements)
- External device live streaming features (more range/flexibility and more interactivity for live streams)


Mammalz
The new way to experience nature